May 15, 2025

Deven Soni
President and Chief Executive Officer
Vertical Data Inc.
1980 Festival Plaza Drive Suite 300
Las Vegas, NV 89135

       Re: Vertical Data Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 2, 2025
           File No. 333-284187
Dear Deven Soni:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Prospectus Summary
Our Products and Suppliers, page 2

1. We note your response to prior comment 1 and reissue in part. Please revise to describe the terms of your "ongoing arrangements with vendors" and clarify whether such arrangements are in writing or otherwise. Additionally, please describe the material terms of the Master Supply Agreement with Sycomp and file such agreement as an exhibit or tell us why you are not required to do so. Refer to
Item 601(b)(10) of
       Regulation S-K. We note that your prior disclosure referred to Sycomp as "a key partner" for the central aspect of your business operations (i.e., procurement of hardware and provision of data engineering services).
 May 15, 2025
Page 2

        Please contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-7127
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Scott E. Linsky